[DESC LOGO]
                                                                   Exhibit 2

                                        FOR IMMEDIATE RELEASE

                                        Contact:   DESC
                                                   Arturo D' Acosta Ruiz
                                                   Mariana Alvarez Neder
                                                   011 525 261 8000
                                                   desc@mail.desc.com.mx
                                                            or
                                                   CITIGATE DEWE ROGERSON
                                                   Mikhal Stein
                                                   305 381 6500
                                                   mstein@cg-mi.com


                      DESC, S.A. DE C.V., ANNOUNCES GENERAL
                      -------------------------------------
                       EXTRAORDINARY SHAREHOLDERS MEETING
                       ----------------------------------


Mexico City, Mexico, November 19, 1999 - Desc, S. A. de C.V. (BMV: DESC; NYSE:
DES) today announced that an Extraordinary General Shareholders' Meeting will take place on December 8th, 1999 in the Company Headquarters.

The subject of this Shareholders Meeting is to consider the merger of Agrobios S.A. de C.V., the food sector subsidiary of Desc into Desc, so that Desc will acquire all Agrobios assets.

This proposed merger is a result of the restructuring taking place in the Company's food sector. Further details will be available once the transaction has taken place.







DESC S.A. DE C.V.
PASEO DE LOS TAMARINDOS 400-B
BOSQUES DE LAS LOMAS
05120 MEXICO D.F.
WWW.DESC.COM.MX

                                       5